Exhibit 99.1

November 28, 2022
Dear Shareholder:
We cordially invite you to the Special General Meeting of Shareholders of Taboola.com Ltd. (the “Meeting”), to be held on Friday, December 30, 2022 at 9:00 a.m. (Eastern time), at the offices of Davis Polk & Wardwell LLP, 450 Lexington Ave., Floor 8, New York, NY 10017.
At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders. Our board of directors unanimously recommends that you vote FOR the proposal listed in the Notice.
Only shareholders of record at the close of business on November 21, 2022 are entitled to notice of and to vote at the Meeting.
Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.
We look forward to your participation in the Meeting.
Sincerely,

Zvi Limon Chairman of the Board of Directors

Notice of Special General Meeting of Shareholders
To be Held on Friday, December 30, 2022
Dear Shareholder:
We cordially invite you to the Special General Meeting of Shareholders (the “Meeting”) of Taboola.com Ltd. (the “Company”), to be held on Friday, December 30, 2022 at 9:00 a.m. (Eastern time), at the offices of Davis Polk & Wardwell LLP, 450 Lexington Ave., Floor 8, New York, NY 10017.
The following matters are on the agenda for the Meeting (the “Proposal”):
1.
To approve the amendments to the Company’s Amended and Restated Articles of Association and to approve, in accordance with Nasdaq Marketplace Rule 5635(d), the issuance of the Primary Issuance Company Ordinary Shares and Primary Issuance Company Non-Voting Ordinary Shares to the Yahoo Parties, each as defined in and pursuant to the Omnibus Agreement, by and between the Company and the Yahoo Parties (capitalized term used herein and not defined have the meanings ascribed thereto in the proxy statement accompanying this notice).

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 21, 2022, either directly or indirectly as a beneficial owner holding through one or more banks, brokers, trustees or other nominees that is one of our shareholders of record at such time.
You can vote your ordinary shares by attending the Meeting, by completing and signing the proxy card to be distributed with the proxy statement or voting by telephone or Internet. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on November 21, 2022, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).
Our board of directors unanimously recommends that you vote FOR the Proposal, which is described in the proxy statement.
The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned either to the following week at the same day, time and place or to another day, time and place as specified by our board of directors. At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.
The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is December 5, 2022. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of our website, https://investors.taboola.com or at our offices at 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel upon prior written notice and during regular working hours (telephone number: +972-3-696-6966) until the date of the Meeting. Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on December 29, 2022 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.
By Order of the Board of Directors,

Zvi Limon Chairman of the Board of Directors

Proxy Statement

Special General Meeting of Shareholders

To Be Held on Friday, December 30, 2022
This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Taboola.com Ltd. (the “Company” or “Taboola”) to be voted at the Special General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Friday, December 30, 2022, at 9:00 a.m. (Eastern time), at the offices of Davis Polk & Wardwell LLP, 450 Lexington Ave., Floor 8, New York, NY 10017.
This proxy statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Taboola’s ordinary shares, beginning November 28, 2022.
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 21, 2022, either directly or indirectly as a beneficial owner through one or more brokers, trustees or other nominees that is one of our shareholders of record at such time. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.
Agenda Items
The following matters are on the agenda for the Meeting (the “Proposal”):
1.
To approve the amendments to the Company’s Amended and Restated Articles of Association (the “Proposed Articles”) and to approve, in accordance with Nasdaq Marketplace Rule 5635(d), the issuance of the Primary Issuance Company Ordinary Shares and Primary Issuance Company Non-Voting Ordinary Shares to the Yahoo Parties, each as defined in and pursuant to the Omnibus Agreement, by and between the Company and the Yahoo Parties.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies will vote upon such matters in accordance with their best judgment and the recommendation of the Board.
Board Recommendation
Our Board unanimously recommends that you vote “FOR” the above Proposal.
Quorum and Adjournment
On November 21, 2022, the record date for the Meeting, we had a total of 253,330,478 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on November 21, 2022, is entitled to one vote on the Proposal to be presented at the Meeting. Under our current Amended and Restated Articles of Association (the “Current Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned either to the following week at the same day, time and place or to a day, time and place as specified by our Board. At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting in person or by proxy but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The Proposal on the Meeting agenda is not considered routine. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker, trustee or other nominee to instruct its bank, broker, trustee or other nominee how to vote its ordinary shares if the shareholder wants its ordinary shares to count for the Proposal.
Vote Required for Approval of the Proposal
The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the Proposal.
Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.
The Primary Issuance Company Ordinary Shares to be issued in connection with the Omnibus Agreement were not outstanding as of the record date, so are not entitled to vote on the Proposal. Similarly, the Primary Issuance Company Non-Voting Ordinary Shares to be issued were not outstanding on the Record Date and in any event would not have been entitled to vote on the Proposal because they do not have voting rights. In addition, even if the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares had been outstanding as of the Record Date, they would not have been entitled to vote on the Proposal for purposes of satisfying the shareholder approval requirements pursuant to Nasdaq Rule 5635(d) as the applicable 20% limit under such rule would be calculated prior to the issuance of the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares.
If the Proposal is not approved at the Meeting, we will not be able to complete the transactions contemplated by the Omnibus Agreement.
How You Can Vote
You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:
•
By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone - If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders
If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc., you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on December 29, 2022.
If you provide specific instructions (by marking a box) with regard to the Proposal, your ordinary shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions your ordinary shares will be voted in favor of the Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in accordance with their best judgment and the recommendation of the Board on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Current Articles.
Beneficial Owners
If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.
Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.
Who Can Vote
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 21, 2022, either directly or indirectly through a broker, trustee or other nominee that is one of our shareholders of record at such time.
Attending the Meeting
You are invited to attend the Meeting if you are a registered shareholder or a street name shareholder as of the record date, November 21, 2022. In order to enter the Meeting, you must present a form of photo identification acceptable to us, such as a valid driver’s license or passport. If you hold your shares beneficially in street name, you will need to provide proof of share ownership as of November 21, 2022, for example by producing a brokerage statement as of November 2022. Please note that since a street name shareholder is not the shareholder of record, you may not vote your shares in person at the Meeting unless you follow your broker’s procedures for obtaining a legal proxy. Please be aware that attendance at the Meeting will not, by itself, revoke a proxy.
Revocation of Proxies
Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: filing with us a written notice of revocation sent to the attention of Ross Miga, Taboola.com Ltd., 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel; properly submitting a duly executed proxy bearing a later date; or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.
Solicitation of Proxies
Proxies are being distributed to shareholders beginning November 28, 2022. Certain officers, directors, employees and agents of Taboola, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.
Voting Results
The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.
Availability of Proxy Materials
The notice of the Meeting and this proxy statement are available at the “Investors” portion of our website, https://investors.taboola.com. Information on our website is not incorporated by reference in this proxy statement.
Assistance in Voting your Shares
Your vote is important! If you are a registered holder and you have general questions about how to cast your vote by internet, phone, or mail, please call Broadridge Financial Solutions, Inc., at +1-303-562-9304 (international) or +1-844-998-0339 (toll free in the U.S. and Canada).

Note Regarding Forward-Looking Statements
Certain statements in this proxy statement are forward-looking statements. Forward-looking statements generally relate to future events including the Company’s expectations for the Commercial Agreement (as defined below), the Company's ability to complete the transactions with the Yahoo Parties and future financial or operating performance of the Company.
In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “guidance”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “target”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. Examples of such forward-looking statements include, but are not limited to, statements regarding the belief that the Company will benefit from the Commercial Agreement.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this proxy statement include, but are not limited to: the ability to complete the proposed transactions with the Yahoo Parties on the currently expected timetable or at all; the risk that existing and prospective advertisers working with the Yahoo Parties terminate their existing relationship, choose not to migrate to Taboola's platform, or reduce their spending on Taboola's platform compared to spending with the Yahoo Parties; the ability to recognize the anticipated benefits of the Commercial Agreement (as defined below); the impact of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, with the Connexity acquisition, the “Business Combinations”), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company’s ability to successfully integrate the Connexity acquisition; costs related to the Business Combinations; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to prioritize investments to improve profitability and free cash flow; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic and other potential public health emergencies; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors” and in the Company’s subsequent filings with the Securities and Exchange Commission. Nothing in this proxy statement should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of our ordinary shares by:
•	each person or entity who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of any series of our voting ordinary shares;
•	each of our current executive officers and directors;
•	all current executive officers and directors as a group.
The beneficial ownership of ordinary shares of the Company is based on 253,330,478 ordinary shares issued and outstanding as of November 21, 2022, the record date for the Meeting, and does not reflect the proposed transaction. In the table below, the percent of outstanding shares for beneficial owners who reported their ownership on Schedule 13G has been recalculated using the 253,330,478 ordinary shares issued and outstanding as of the record date.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if the individual or entity possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days of November 21, 2022.
Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	Percent of Outstanding Shares
Five Percent Holders:
Evergreen(1)	24,275,381	9.6%
Marker(2)	15,044,534	5.9%
STG III, L.P(3)	17,328,049	6.8%
FMR LLC(4)	13,929,688	5.5%
Executive Officers and Directors
Adam Singolda(5)	11,345,823	4.5%
Eldad Maniv(6)	6,803,312	2.7%
Lior Golan(7)	8,476,226	3.3%
Stephen Walker*	*	*
Kristy Sundjaja*	*	*
Zvi Limon(8)	2,598,999	1.0%
Erez Shachar(9)	24,293,387	9.6%
Gilad Shany(10)	12,463,147	4.9%
Richard Scanlon(11)	15,062,540	5.9%
Nechemia J. Peres(12)	12,405,654	4.9%
Deirdre Bigley*	*	*
Lynda Clarizio*	*	*
All Executive Officers and Directors as a Group	95,220,012	37.6%
*	Less than 1%.
(1)
Number of shares beneficially owned is based solely on a Schedule 13G filed with the SEC on February 15, 2022. Consists of 21,822,632 Ordinary Shares held by Evergreen V, L.P and 2,452,749 Ordinary Shares held by Evergreen VA, L.P (the “Evergreen Entities”). Evergreen 5 G.P. Ltd. is the General Partner of the General Partner of the Evergreen Entities. Erez Shachar, Boaz Dinte, Amichai Hammer, Adi Gan and Ronit Bendori are the principals of Evergreen Venture Partners Ltd., the sole shareholder of Evergreen 5 GP Ltd., and hold the voting and dispositive power for the Evergreen Entities. Investment and voting decisions with respect to the shares held by the Evergreen Entities are made by the principals of Evergreen Venture Partners Ltd. The address for Evergreen V, L.P and Evergreen VA, L.P. is Museum Building, 7th Floor; 4 Berkovich St.; Tel Aviv 6133002, Israel.

(2)
Number of shares beneficially owned is based solely on a Schedule 13G filed with the SEC on February 22, 2022. Consists of 9,863,188 Ordinary Shares held by Lantern I Ltd., 3,416,534 Ordinary Shares held by Marker TA Investments Ltd., 1,254,300 Ordinary Shares held by Marker II LP. Taboola Series E LP, and 510,512 Ordinary Shares held by Marker Follow-On Fund, LP. Marker Lantern Management Ltd. (“Marker Management”) is the manager of Marker Lantern 1 Ltd. and may be deemed to beneficially own the shares held by Marker Lantern 1 Ltd. Marker Lantern II Manager Ltd. (“Marker II Manager”) is the manager of Marker Lantern II Ltd. and may be deemed to beneficially own the shares held by Marker Lantern II Ltd. Marker II GP, Ltd. (“Marker II GP”) is the general partner of Marker II LP. Taboola Series E LP and may be deemed to beneficially own the shares held by Marker II LP. Taboola Series E LP. Marker Follow-On Fund GP, Ltd. (“Marker Follow-On GP”) is the general partner of Marker Follow-On Fund, LP and may be deemed to beneficially own the shares held by Marker Follow-On Fund, LP. Richard Scanlon is the sole director of each of Marker Management, Marker II Manager, Marker II GP and Marker Follow-On GP and, in such capacity, controls each of these entities and may be deemed to beneficially own such shares. The address for Marker Lantern II Ltd., Marker TA Investments Ltd., Marker II LP. Taboola Series E LP and Marker Follow-On Fund, LP is 110 E 59th St. 28th Floor, New York, NY 10022.
(3)
Number of shares beneficially owned is based solely on a Schedule 13G filed with the SEC on September 14, 2021. STG III GP, L.P. is the sole General Partner of STG III, L.P. and STG III-A, L.P. (the “STG Entities”) and consequently has the power to vote or direct the voting, or dispose, or direct the disposition of all of the reported shares. STG UGP, LLC is the sole General Partner of STG III GP, L.P. and controls the voting or disposition of all of the reported shares. Dr. Wadhwani is the Manager of STG UGP, LLC and either has the sole authority and discretion to manage and conduct the affairs of STG UGP, LLC or has veto power over the management and conduct of STG UGP, LLC. STG III GP, L.P.; STG UGP, LLC and Dr. Wadhwani each disclaim beneficial ownership of the shares held directly by the STG Entities except to the extent of their pecuniary interest. The record holder of the reported shares is Shop Management, LLC. The address for the STG Entities, STG III GP, L.P and STG UGP, LLC is 1300 El Camino, Suite 3000, Menlo Park, California 94025.

(4)
Number of shares beneficially owned is based solely on a Schedule 13G filed with the SEC on February 9, 2022. FMR LLC, is a parent holding company. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(5)
Consists of 9,478,160 Ordinary Shares and 1,867,663 Ordinary Shares underlying vested and settled restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of November 21, 2022.

(6)
Consists of 6,173,935 Ordinary Shares and 629,377 Ordinary Shares underlying vested and settled restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of November 21, 2022.

(7)	Consists of 1,671,582 Ordinary Shares and 6,804,644 Ordinary Shares underlying vested restricted stock units or options to acquire Ordinary Shares exercisable within 60 days of November 21, 2022.
(8)	Consists of 2,580,993 Ordinary Shares held by Buda Trust by Zvi Keningshuch and 18,006 Ordinary Shares held by Mr. Limon.
(9)
Erez Shachar is a Managing Partner of Evergreen Venture Partners and may be deemed to share voting and dispositive power of the shares held by the Evergreen entities described above. Mr. Shachar otherwise disclaims beneficial ownership over the shares beneficially owned by the Evergreen entities described above. Reported shares include 18,006 Ordinary Shares held by Mr. Shachar.

(10)
Consists of 5,783,147 Ordinary Shares and 5,780,000 Ordinary Shares underlying warrants issued to ION Holdings 1, LP and 900,000 Ordinary Shares held by ION Crossover Partners LP. Gilad Shany is a member of the Investment Committee of ION Holdings 1, LP and ION Crossover Partners LP and may be deemed to share voting and dispositive power of the shares held by such entities. Mr. Shany otherwise disclaims beneficial ownership over any shares beneficially owned by any ION entities other than those identified in this Note 10.

(11)
Richard Scanlon is a Managing Partner and Founder of Marker LLC and exercises voting and dispositive power of the shares held by the Marker entities described above. Mr. Scanlon otherwise disclaims beneficial ownership over the shares beneficially owned by the Marker entities described above. Reported shares include 18,006 Ordinary Shares held by Mr. Scanlon.

(12)
Nechemia J. Peres is a Managing Partner and Co-Founder of Pitango Venture Capital and may be deemed to share voting and dispositive power of the shares held by the Pitango entities described above. Mr. Peres otherwise disclaims beneficial ownership over the shares beneficially owned by the Pitango entities described above. Reported shares include 18,006 Ordinary Shares held by Mr. Peres.

PROPOSAL 1
APPROVAL OF THE AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION
Background
Omnibus Agreement
On November 28, 2022 the Company entered into a certain Omnibus Agreement (the “Omnibus Agreement”) with College Top Holdings, Inc., a Delaware corporation (“College Top Holdings”), and Yahoo AdTech JV, LLC, a Delaware limited liability company (“Yahoo Adtech”, and together with College Top Holdings and any permitted assignee thereof, the “Yahoo Parties”), pursuant to which the Company shall issue to College Top Holdings or a designated affiliate thereof as designated under the Omnibus Agreement, (i) such amount of ordinary shares equal to the lesser of (x) 19.9% of the issued and outstanding ordinary shares of the Company as of immediately prior to the closing of the Omnibus Agreement (the “Closing”), or (y) the number of ordinary shares totaling an aggregate fair market value of $100 million (“Primary Issuance Company Ordinary Shares”) and (ii) such amount of non-voting ordinary shares of the Company, with no par value (“Non-Voting Ordinary Shares”), equal to (x)(A) 24.99% of the issued and outstanding ordinary shares of the Company (the “Company Ordinary Shares”) as of immediately prior to the Closing divided by (B) 75.01%, less (y) a number of Company Ordinary Shares equal to the aggregate number of Primary Issuance Company Ordinary Shares; provided, that if the Closing occurs on a date that is more than three months following the signing date of the Omnibus Agreement, then the reference in clause (ii)(x)(A) above to “prior to the Closing” shall be to “prior to the date which is three months following the signing date of the Omnibus Agreement” (the “Primary Issuance Company Non-Voting Ordinary Shares”). For the avoidance of doubt, the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares are expected to represent in the aggregate 24.99% of the issued and outstanding Company Ordinary Shares as of immediately after the Closing (subject to certain adjustments specified in the Omnibus Agreement and noted above depending on the timing of the Closing). The Primary Issuance Company Ordinary Shares are expected to represent approximately 16.7% of the total voting power of the issued and outstanding voting ordinary shares of the Company as of immediately after the Closing. As a result, one or more of the Yahoo Parties are expected to collectively become the largest holders of the voting ordinary shares of the Company and the sole holders of the Non-Voting Ordinary Shares, which combined would represent the largest equity position in the Company.
The Yahoo Parties will also be entitled to designate a director to be nominated to serve on the Board (the “Yahoo Director”). Under our Current Articles, the Board may appoint a director to the Board to fill a vacant position, provided that the number of directors will not exceed eleven, the maximum number of directors set forth in our Current Articles, as a result of such appointment. Our Board currently consists of eight directors divided into three classes. So that each class of the Board will be represented by an equal number of directors, the Yahoo Director will be appointed at Closing by the Board to serve as a Class III director, to serve until the 2024 annual meeting of shareholders and until their successor has been duly elected and qualified. The Yahoo Director will receive customary compensation consistent with that of other Taboola directors.
The Omnibus Agreement also contains customary representations, warranties, covenants and conditions. The representations, warranties and preclosing covenants will not survive the consummation of the transaction contemplated by the Omnibus Agreement. The consummation of the transactions contemplated by the Omnibus Agreement is subject to customary closing conditions, including the receipt of Company shareholder approval, the receipt of required regulatory approvals and the absence of any legal restraints on the consummation of the transaction. The Company and the Yahoo Parties have agreed to use their respective reasonable best efforts to satisfy the conditions to consummation of the transactions contemplated by the Omnibus Agreement, subject to specified limitations. If the transactions contemplated by the Omnibus Agreement have not been completed by May 26, 2023, as such date may be extended in certain circumstances, then either party may terminate the Omnibus Agreement.
Commercial Agreement
On November 28, 2022, Taboola Inc., a wholly owned subsidiary of the Company, entered into a Digital Property and Demand Services Agreement with Yahoo Inc. (the “Commercial Agreement”). The Commercial Agreement provides for, inter alia, the provision of specified services on an exclusive basis by the Company to Yahoo Inc., including the Company's native advertising services, across Yahoo's global publisher properties. The term of the Commercial Agreement will be 30 years. The Company anticipates a transition period of about nine months for the integration of services and currently expects the benefits of the Commercial Agreement to start materializing gradually in the second half of 2023 and continuing in 2024. Under certain circumstances, either party has the right to terminate if specified performance conditions are not met and remain uncured for a period in excess of one year.
Investor Rights Agreement
In connection with the Closing under the Omnibus Agreement, the Company and College Top Holdings will enter into an Investor Rights Agreement (the “Investor Rights Agreement”), under which, inter alia, the Yahoo Parties will be entitled, in certain circumstances, to cause the Company to register its ordinary shares for resale under the Securities Act of 1933, as amended. If there is no Yahoo Director serving on the Board and at such time the Yahoo Parties beneficially own in the aggregate at least thirty percent (30%) of the Primary Issuance Company Ordinary Shares and Primary Issuance Company Non-Voting Ordinary Shares issued at the Closing, the Yahoo Parties will be entitled to appoint a representative as a non-voting observer of the Board (the “Yahoo Observer”). In addition, the Investor Rights Agreement allows for a Yahoo Director or Yahoo Observer to share non-public information of the Company received by them with other individuals associated with the Yahoo Parties who have a need to know such information for specified purposes.
The Investor Rights Agreement also contains restrictions on the transfer of the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares issued to the Yahoo Parties at the Closing during the twelve-month period thereafter. During such period, the Yahoo Parties may not transfer the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares issued to the Yahoo Parties except for certain customary permitted transfers such as (i) to affiliates, (ii) in respect of a merger, tender offer or other similar transaction that is recommended by the Board and involves all other shareholders of the Company exchanging their securities, (iii) with respect to bankruptcy or insolvency by the Company and (iv) with respect to certain permitted financing arrangements. The Investor Rights Agreement further restricts the Yahoo Parties from certain transfers even after the expiration of the twelve-month period, including transfers to certain competitors and transfers resulting in an owner of more than 10% of the Company’s outstanding ordinary shares. The Yahoo Parties are also restricted from acquiring securities of the Company and from taking other actions which seek to control or influence the management or the policies of the Company, for certain time periods specified therein.
The Investor Rights Agreement also contains a waiver by the Company of the right to be offered an opportunity to participate in any business opportunity which may be a corporate or business opportunity for any of the Yahoo Parties or any Yahoo Director. More so, under the Investor Rights Agreement, upon a Yahoo Party’s request, the Company must provide cooperation in connection with a Yahoo Party obtaining a financing arrangement for which the Company’s securities serve as collateral, including by entering into agreements with third parties in connection with the financing arrangement, removing restrictive legends on the Company’s ordinary shares and any other reasonable cooperation or assistance requested by the Yahoo Parties, provided that such cooperation will not unreasonably disrupt the operation of the Company’s business. The Investor Rights Agreement also contains customary representations, warranties and covenants.
The Investor Rights Agreement also includes certain customary demand, “piggy-back” and shelf registration rights with respect to the Company Ordinary Shares issued to the Yahoo Parties or thereafter acquired by the Yahoo Parties.
Voting and Support Agreement
In connection with the Omnibus Agreement, on November 27, 2022, certain shareholders of the Company (the “Subject Shareholders”), who collectively owned 42.28% of the outstanding Company Ordinary Shares as of the record date, entered into a Voting and Support Agreement with College Top Holdings and the Company, pursuant to which the Subject Shareholders will deliver to the Company proxies in favor of the Proposal.
Amendment to the Amended and Restated Articles of Association.
At the Meeting, the shareholders of the Company will be asked to approve the amendments to the Current Articles, in the form attached hereto as Annex A (the “Proposed Articles”). The Proposed Articles, if approved by our shareholders, will become effective at the closing of the transactions contemplated by the Omnibus Agreement. If the Proposed Articles are not approved by our shareholders or the Omnibus Agreement fails to close, the transactions contemplated by the Omnibus Agreement will not be completed and our Current Articles will remain in full force and effect.

The Proposed Articles, provide for the creation of Non-Voting Ordinary Shares to be issued under the Omnibus Agreement to the Yahoo Parties, such that the authorized share capital of the Company shall consist of 700,000,000 ordinary shares, no par value and 46,000,000 Non-Voting Ordinary Shares, no par value.
The Non-Voting Ordinary Shares will not be entitled to vote on or receive notices with respect to any matter pursuant to our Proposed Articles and will not be entitled to vote or to be counted for purposes of determining whether any vote required under the Proposed Articles has been approved by the requisite percentage of voting securities or to be counted towards any quorum required pursuant to the Proposed Articles. Except with respect to the voting rights and to the rights to receive notice of meetings of the shareholders, the Non-Voting Ordinary Shares will have rights identical to the rights of ordinary shares.
The Proposed Articles also provide that (1) in certain instances upon the transfer of a Non-Voting Ordinary Share by the holder thereof to a non-Affiliated (as defined in the Proposed Articles), person or entity, each such Non-Voting Ordinary Share will be converted without payment of any additional consideration, into one fully-paid and non-assessable ordinary share; (2) the rights attached or otherwise attributed solely to the Non-Voting Ordinary Shares may be modified or cancelled by the Company, as well as that any changes to the authorized share capital of Non-Voting Ordinary Shares, only by a resolution of the holders of such Non-Voting Ordinary Shares, as a class.
In addition to the major changes described above, the Proposed Articles include other technical and editorial amendments, and shareholders are encouraged to read the entire Proposed Articles.
The foregoing overview is qualified in its entirety by reference to the full text of the Proposed Articles, which is attached as Annex A hereto.
Nasdaq Listing Rule 5635(d)
Shareholder approval of this proposal will also constitute shareholder approval if and to the extent required for purposes of Nasdaq Listing Rule 5635(d). Our ordinary shares are currently listed on The Nasdaq Global Select Market and, as such, we are subject to Nasdaq Marketplace Rules (the “Nasdaq Rules”). Collectively, the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares will exceed 20% of the ordinary shares outstanding. While the Company currently qualifies as a foreign private issuer and is therefore exempt from Nasdaq Listing Rule 5635(d), which requires a company to obtain shareholder approval prior to the sale, issuance or potential issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) in connection with a transaction other than a public offering for cash below specified prices, the Company expects that, as of January 1, 2023, which will be prior to the consummation of the transactions contemplated by the Omnibus Agreement, the Company will no longer qualify as a foreign private issuer and will therefore no longer be exempt from Nasdaq Listing Rule 5635(d). Accordingly, under the Nasdaq Rules, the Company would be required to obtain shareholder approval for the issuance of the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares under the terms of the Omnibus Agreement. Our Board has determined that the Omnibus Agreement and our ability to issue the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares thereunder is in the best interests of the Company because the issuance of the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares is integral to our ability to enter into the Commercial Agreement, which we believe will substantially enhance the Company’s value.
We are seeking shareholder approval under this proposal to issue the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares under the terms of the Omnibus Agreement. The failure of the Company’s shareholders to approve this proposal will result in the transactions contemplated by the Omnibus Agreement not being completed.
Effect on Current Shareholders
The issuance of shares of Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares under the Omnibus Agreement would result in an increase in the number of shares outstanding, and our shareholders will incur dilution of their percentage ownership. As a result, our current shareholders will have less voting power and less economic ownership of the Company than they currently have. This dilutive effect may be material to our current shareholders.

Bonus Compensation in Connection with the Transaction
In connection with the transaction, the compensation committee and the Board approved a bonus scheme payable to certain of our officers and employees pursuant to which a total of $2.5 million will be paid at the Closing and up to $10.0 million will be paid based on specific performance targets of the business in 2024. The payment of certain of the bonuses is also subject to the approval of the Company’s shareholders which we intend to seek in 2023.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to approve the amendments to the Company’s Amended and Restated Articles of Association, as detailed in the Company’s Proxy Statement, dated November 28, 2022.”
“RESOLVED, to approve, in accordance with Nasdaq Marketplace Rule 5635(d), the issuance of the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares to the Yahoo Parties, each as defined in and pursuant to the Omnibus Agreement, by and between the Company and the Yahoo Parties.”
Vote Required
See “Vote Required for Approval of the Proposal” above.
Board Recommendation
The Board unanimously recommends a vote “FOR” Proposal 1.

OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Current Articles, the persons named as proxies will vote, in their discretion, according to their best judgment and the recommendation of the Board.
ADDITIONAL INFORMATION
The Annual Report is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investors” section of the Company’s website at https://investors.taboola.com.
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.
By Order of the Board of Directors,

Zvi Limon Chairman of the Board of Directors
Dated: November 28, 2022

Annex A – Articles of Association
THE COMPANIES LAW, 1999
A LIMITED LIABILITY COMPANY
ARTICLES OF ASSOCIATION
OF
TABOOLA.COM LTD.
As ~~Adopted~~Amended on ~~May 13, 2021~~[_____]
Preliminary
1.	Definitions; Interpretation.
(a) In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite them, respectively, unless the subject or context requires otherwise.
“Affiliate”
shall mean, with respect to any person or entity, any other person or entity that directly, or through one or more intermediaries, Controls, is Controlled by or is under common Control with such person or entity;

“Articles”	shall mean these Articles of Association, as amended from time to time.
“Board of Directors”	shall mean the Board of Directors of the Company.
“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context implies;
“Companies Law”
shall mean the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Company”	shall mean Taboola.com Ltd.
“Control”
shall mean, as to any person or entity, the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise (and the terms “Controlled by,” “Controls,” “Controlling” and “under common Control with” shall have correlative meanings).

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at a given time.
“Economic Competition Law”	shall mean the Israeli Economic Competition Law, 5758-1988 and the regulations promulgated thereunder.
“External Director(s)”	shall have the meaning provided for such term in the Companies Law.
“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders (each as defined in Article 23 of these Articles), as the case may be.
“NIS”	shall mean New Israeli Shekels.
“Office”	shall mean the registered office of the Company at a given time.
“Office Holder” or “Officer”	shall have the meaning provided for such term in the Companies Law.
“Securities Law”	shall mean the Israeli Securities Law 5728-1968 and the regulations promulgated thereunder.
“Shareholder(s)”	shall mean the shareholder(s) of the Company, at a given time.
(b) Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words

“herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in their entirety and not to any part hereof; all references herein to Articles or clauses shall be deemed references to Articles or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any law (‘din’) as defined in the Interpretation Law, 5741-1981 and any applicable supranational, national, federal, state, local, or foreign statute or law and shall be deemed also to refer to all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; any reference to a business day or business days shall mean each calendar day other than any calendar day on which commercial banks in New York, New York or Tel-Aviv, Israel are authorized or required by applicable law to close; reference to a month or year means according to the Gregorian calendar; any reference to a “Person” shall mean any individual, partnership, corporation, limited liability company, association, estate, any political, governmental, regulatory or similar agency or body or other legal entity; and reference to “written” or “in writing” shall include written, printed, photocopied, typed, any electronic communication (including email, facsimile, signed electronically (in Adobe PDF, DocuSign or any other format)) or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.
(c) The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.
(d) The specific provisions of these Articles shall supersede the provisions of the Companies Law to the extent permitted thereunder.
Limited Liability
2.
The Company is a limited liability company and each Shareholder’s liability for the Company’s debts is therefore limited (in addition to any liabilities under any contract) to the payment of the full amount (par value (if any) and premium) such Shareholder was required to pay the Company for such Shareholder’s Shares (as defined below) and which amount has not yet been paid by such Shareholder.

Company’s Objectives
3.	Objectives.
The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.
4.	Donations.
The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) to worthy purposes, as the Board of Directors may determine in its discretion, even if such donations are not made on the basis or within the scope of business considerations of the Company.
Share Capital
5.	Authorized Share Capital.
(a) The authorized share capital of the Company shall consist of 700,000,000 Ordinary Shares without par value (the “Ordinary Shares~~”).~~”) and 46,000,000 non-voting Ordinary Shares without par value (the “Non-Voting Ordinary Shares”, collectively with the Ordinary Shares, the “Shares”).
(b) Except and solely to the extent required for purposes of Article 7(b), the Non-Voting Ordinary Shares shall not be entitled to vote on or receive notices with respect to any matter pursuant to these Articles and shall not be entitled to vote or to be counted for purposes of determining whether any vote required under these Articles has been approved by the requisite percentage of voting securities or to be counted towards any quorum required pursuant to these Articles.
(c) Except only with respect to voting rights and to the rights to receive notice of meetings of the shareholders (or any class thereof), the Non-Voting Ordinary Shares shall have rights and privileges identical in all respects and matters to the rights and privileges of Ordinary Shares (including if applicable, upon liquidation, dissolution or winding up of the Company), so that there shall be no difference in the rights and privileges of holders of

Ordinary Shares and Non-Voting Ordinary Shares and the Shares shall rank pari passu in all respects and matters. Notwithstanding the foregoing, in the case of any dividend in kind or distribution payable in Shares or rights to acquire Shares (including if applicable, upon liquidation, dissolution or winding up of the Company), holders of Ordinary Shares shall receive such dividend or distribution in the form of Ordinary Shares or rights to acquire Ordinary Shares, and holders of Non-Voting Ordinary Shares shall receive such dividend or distribution in the form of an equivalent number of Non-Voting Ordinary Shares or right to acquire Non-Voting Ordinary Shares. The Shares may be redeemable to the extent set forth in Article 18.
 ~~(b)    The Shares shall rank pari passu in all respects.The Shares may be redeemable to the extent set forth in Article.~~   Immediately prior to, and as a condition to the transfer of a Non-Voting Ordinary Share by the holder thereof to a non-Affiliated person or entity, each such Non-Voting Ordinary Share shall be converted, without payment of any additional consideration, into one (1) fully-paid and non-assessable Ordinary Share, according to the procedure set out below. Before any Non-Voting Ordinary Shares shall be converted, the holder thereof shall deliver to the Company written notice specifying the number of shares to be converted and immediately transferred and sold by it. From and after the date specified, or the occurrence of the conditions set forth in such notice, but subject to the completion of the transfer of such shares to a non-Affiliated person or entity, shares included in such notice shall be deemed converted as specified in the notice, and the transferee of such shares shall be deemed the owner and shall be treated for all purposes as the record holder of the number of Ordinary Shares into which such shares were converted. Except as specifically set forth in this Article 5
(d) or otherwise with the prior written consent of the Company, Non-Voting Ordinary Shares shall not be convertible into Ordinary Shares (or any other class or series of shares in the Company).
(e) Without limiting the generality of Article 5(c), the Company shall not (i) (a) make a dividend or a distribution on its Ordinary Shares payable in Ordinary Shares, (b) subdivide its outstanding Ordinary Shares into a larger number of Ordinary Shares, (c) combine its outstanding Ordinary Shares into a smaller number of Ordinary Shares or (d) increase or decrease the number of Ordinary Shares outstanding by reclassification of its Ordinary Shares, unless, in each case, the Company shall make a corresponding dividend or distribution, subdivision, combination or reclassification of the Non-Voting Ordinary Shares so as to maintain the ratio of outstanding Ordinary Shares to outstanding Non-Voting Ordinary Shares; or (ii) enter into a business combination or other similar transaction providing for the exchange of Ordinary Shares for cash or other consideration unless the definitive agreement for such transaction provides for each Ordinary Share and Non-Voting Ordinary Share to receive the same consideration.
6.	Increase of Authorized Share Capital.
(a) The Company may, from time to time, by a Shareholders’ resolution, whether or not all of the shares then authorized have been issued, and whether or not all of the shares theretofore issued have been called up for payment, increase its authorized share capital by increasing the number of shares it is authorized to issue by such amount, and such additional shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide~~.~~, provided that any change in the authorized share capital of Non-Voting Ordinary Shares shall be subject to Article 7(b).
(b) Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increase as aforesaid shall be subject to all of the provisions of these Articles that are applicable to shares that are included in the existing share capital.
7.	Special or Class Rights; Modification of Rights.
(a) The Company may, from time to time, by a Shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.
(b) If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares. Notwithstanding anything contained hereunder, the rights attached or otherwise attributed solely to the Non-Voting Ordinary Shares may be modified or cancelled by the Company, as well as that any changes to the authorized share capital of Non-Voting Ordinary Shares as set forth in Article 5(a), or the issuance of additional authorized but unissued Non-Voting Ordinary Shares following the initial issuance of Non-Voting Ordinary Shares, shall, in each case, be made only by a resolution of the holders of such Non-Voting Ordinary Shares, as a class.
(c) The provisions of these Articles relating to General Meetings shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more Shareholders present in person or by proxy and holding not less than thirty-three and one-third percent (33%) of the issued shares of such class, provided, however, that if such separate General Meeting of the holders of the particular class was initiated by and convened pursuant to a resolution adopted by the Board of Directors and which at the time of such meeting the Company is a “foreign private issuer” under US securities laws, the requisite quorum at any such separate General Meeting shall be two or more Shareholders present in person or by proxy and holding not less than twenty five percent (25%) of the issued shares of such class.
(d) Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.
8.	Consolidation, Division, Cancellation and Reduction of Share Capital.
(a) The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:
(i) consolidate all or any part of its issued or unissued authorized share capital;
(ii) divide or sub-divide its shares (issued or unissued) or any of them and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;
(iii) cancel any authorized shares which, at the date of the adoption of such resolution, have not been issued to any person nor has the Company made any commitment, including a conditional commitment, to issue such shares, and reduce the amount of its share capital by the amount of the shares so canceled; or
(iv)reduce its share capital in any manner.
(b) With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:
(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated;
(ii) issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;
(iii) redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;
(iv) round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or
(v) cause the transfer of fractional shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.	Issuance of Share Certificates, Replacement of Lost Certificates.
(a) To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any Shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, the Company’s Chief Executive Officer, or any person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe.
(b) Subject to the provisions of Article 9(a), each Shareholder shall be entitled to one numbered certificate for all of the shares of any class registered in his or her name. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred a portion of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.
(c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.
(d) A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.
10.	Registered Holder.
Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.
11.	Issuance and Repurchase of Shares.
(a) Subject to Article 7(b), the unissued shares from time to time shall be under the control of the Board of Directors (and, to the extent permitted by law, any Committee thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions (including, inter alia, price, with or without premium, discount or commission, and terms relating to calls set forth in Article 13(f) hereof), and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company on such terms and conditions (including, inter alia, price, with or without premium, discount or commission), during such time as the Board of Directors (or the Committee, as the case may be) deems fit.
(b) The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders. Such purchase shall not be deemed as payment of dividends and as such, no Shareholder will have the right to require the Company to purchase his or her shares or offer to purchase shares from any other Shareholders.
12.	Payment in Installment.
If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.
13.	Calls on Shares.
(a) The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon Shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such Shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.
(b) Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.
(c) If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time, such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).
(d) Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.
(e) Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.
(f) Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.
14.	Prepayment.
With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of his or her shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.
15.	Forfeiture and Surrender.
(a) If any shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.
(b) Upon the adoption of a resolution as to the forfeiture of a Shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c) Without derogating from Articles 51 and 55 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.
(d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.
(e) Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.
(f) Any person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.
(g) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.
16.	Lien.
(a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his or her debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.
(b) The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his or her executors or administrators.
(c) The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the remaining proceeds (if any) shall be paid to the shareholder, his or her executors, administrators or assigns.
17.	Sale After Forfeiture or Surrender or For Enforcement of Lien.
Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his or her name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.	Redeemable Shares.
The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.
Transfer of Shares
19.	Registration of Transfer.
No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer may require. Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the New York Stock Exchange or on any other stock exchange on which the Company’s shares are then listed for trading.
20.	Suspension of Registration.
The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.
Transmission of Shares
21.	Decedents’ Shares.
Upon the death of a Shareholder, the Company shall recognize the custodian or administrator of the estate or executor of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer.
22.	Receivers and Liquidators.
(a) The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.
(b) Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a Shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his or her authority to act in such capacity or under this Article, shall with the consent of the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer (which the Board of Directors or such officer may grant or refuse in its absolute discretion), be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings
23.	General Meetings.
(a) An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or outside of the State of Israel, as may be determined by the Board of Directors.
(b) All General Meetings other than Annual General Meetings shall be called “Special General Meetings”. The Board of Directors may, at its discretion, convene a Special General Meeting at such time and place, within or outside of the State of Israel, as may be determined by the Board of Directors.
(c) If so determined by the Board of Directors, an Annual General Meeting or a Special General Meeting may be held through the use of any means of communication approved by the Board of Directors, provided all of the participating Shareholders can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid, shall be deemed to be a resolution lawfully adopted at such general meeting and a Shareholder shall be deemed present in person at such general meeting if attending such meeting through the means of communication used at such meeting.
24.	Record Date for General Meeting.
Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date for the General Meeting, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of Shareholders of record entitled to notice of or to vote at a General Meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.
25.	Shareholder Proposal Request.
(a) Any Shareholder or Shareholders of the Company holding at least the required percentage under the Companies Law of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, and received by the Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.
A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.
(b) The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.
(c) The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.
(d) Notwithstanding anything to the contrary herein, this Article 25 may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a supermajority of at least sixty-five percent (65%) of the total voting power of the Shareholders.
26.	Notice of General Meetings; Omission to Give Notice.
(a) The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law.
(b) The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.
(c) No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.
(d) In addition to any places at which the Company may make available for review by Shareholders the full text of the proposed resolutions to be adopted at a General Meeting, as required by the Companies Law, the Company may add additional places for Shareholders to review such proposed resolutions, including an internet site.

Proceedings at General Meetings
27.	Quorum.
(a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.
(b) In the absence of contrary provisions in these Articles, the requisite quorum for any General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one-third percent (33 1∕3%) of the voting power of the Company, provided, however, that with respect to any General Meeting that was initiated by and convened pursuant to a resolution adopted by the Board of Directors and which at the time of such General Meeting the Company is a “foreign private issuer” under US securities laws, the requisite quorum shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding shares conferring in the aggregate at least twenty five percent (25%) of the voting power of the Company. For the purpose of determining the quorum present at a certain General Meeting, a proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.
(c) If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon request under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such request, shall constitute a quorum, but in any other case any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.
28.	Chairperson of General Meeting.
The Chairperson of the Board of Directors shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling or unable to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): a Director designated by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling or unable to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or such proxy).
29.	Adoption of Resolutions at General Meetings.
(a) Except as required by the Companies Law or these Articles, including, without limitation, Article 39 below, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but for which the Companies Law allows these Articles to provide otherwise (including, Sections 327 and 24 of the Companies Law), shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.
(b) Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.
(c) A defect in convening or conducting a General Meeting, including a defect resulting from the non-fulfillment of any provision or condition set forth in the Companies Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions or decisions which took place thereat.
(d) A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.
30.	Power to Adjourn.
A General Meeting, the consideration of any matter on its agenda, or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall do so if directed by the General Meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board of Directors (whether prior to or at a General Meeting).
31.	Voting Power.
Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each Ordinary Share held by the Shareholder of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means, and except and solely to the extent required for purposes of Article 7(b) or Article 71, the Non-Voting Ordinary Shares shall not entitle its holder to any voting powers in respect of the Non-Voting Ordinary Shares.
32.	Voting Rights.
(a) No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him or her in respect of his or her shares in the Company have been paid.
(b) A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him or her.
(c) Any Shareholder entitled to vote may vote either in person or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.
(d) If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholders.
(e) If a Shareholder is a minor, under protection, bankrupt or legally incompetent, or in the case of a corporation, is in receivership or liquidation, it may, subject to all other provisions of these Articles and any documents or records required to be provided under these Articles, vote through his, her or its trustees, receiver, liquidator, natural guardian or another legal guardian, as the case may be, and the persons listed above may vote in person or by proxy.

Proxies
33.	Instrument of Appointment.
(a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:
“I		of
	(Name of Shareholder)		(Address of Shareholder)
Being a shareholder of Taboola.com Ltd. hereby appoints
of
	(Name of Proxy)		(Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.
(Signature of Appointor)”
or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor of such person's duly authorized attorney, or, if such appointor is company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.
(b) Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.
34.	Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.
(a) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his or her attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.
(b) Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Board of Directors
35.	Powers of the Board of Directors.
(a) The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.
(b) Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.
36.	Exercise of Powers of the Board of Directors.
(a) A meeting of the Board of Directors at which a quorum is present in accordance with Article 45 shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.
(b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.
(c) The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.
37.	Delegation of Powers.
(a) The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), and it may from time to time revoke such delegation or alter the composition of any such Committee. Any Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors, subject to applicable law. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done or pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board of Directors had not been adopted. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, to the extent not superseded by any regulations adopted by the Board of Directors. Unless otherwise expressly prohibited by the Board of Directors, in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.
(b) The Board of Directors may from time to time appoint a Secretary to the Company, as well as Officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.
(c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him or her.

38.	Number of Directors.
(a) The Board of Directors shall consist of such number of Directors (not less than three (3) nor more than eleven (11), including the External Directors, if any were elected) as may be fixed from time to time by resolution of the Board of Directors.
(b) Notwithstanding anything to the contrary herein, this Article 38 may only be amended or replaced by a resolution adopted at a General Meeting by a majority of at least sixty-five percent (65%) of the total voting power of the Company’s shareholders.
39.	Election and Removal of Directors.
(a) The Directors, excluding the External Directors, if any were elected, shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III (each, a “Class”). The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective.
(i) The term of office of the initial Class I directors shall expire at the Annual General Meeting to be held in 2022 and when their successors are elected and qualified,
(ii) The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and
(iii) The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified,
(b) At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2022, each Nominee or Alternate Nominee elected at such Annual General Meeting to serve as a Director in a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.
(c) If the number of Directors (excluding External Directors, if any were elected) that comprises the Board of Directors is hereafter changed by the Board, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.
(d) Prior to every General Meeting of the Company at which Directors are to be elected, and subject to clauses (a) and (h) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).
(e) Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(e), Article 25 and applicable law. Unless otherwise determined by the Board of Directors, a Proposal Request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the General Meeting, if provided or published, and that he or she, if elected, consents to serve on the Board of Directors and to be named in the Company’s disclosures and filings; (iv) a declaration signed by each Alternate Nominee as required under the Companies

Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission (the “SEC”)); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and, if applicable, External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder(s) and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this Article 39(e) and Article 25, and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.
(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject to election. Notwithstanding Articles 25(a) and 25(c), in the event of a Contested Election, the method of calculation of the votes and the manner in which the resolutions will be presented to the General Meeting shall be determined by the Board of Directors in its discretion. In the event that the Board of Directors does not or is unable to make a determination on such matter, then the method described in clause (ii) below shall apply. The Board of Directors may consider, among other things, the following methods: (i) election of competing slates of Director nominees (determined in a manner approved by the Board of Directors) by a majority of the voting power represented at the General Meeting in person or by proxy and voting on such competing slates, (ii) election of individual Directors by a plurality of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in such Contested Election), (iii) election of each nominee by a majority of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors, provided that if the number of such nominees exceeds the number of Directors to be elected, then as among such elected nominees the election shall be by plurality of the voting power as described above, and (iv) such other method of voting as the Board of Directors deems appropriate, including use of a “universal proxy card” listing all Nominees and Alternate Nominees by the Company. For the purposes of these Articles, election of Directors at a General Meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of Directors to be elected at such meeting, with the determination thereof being made by the Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) as of the close of the applicable notice of nomination period under Article 25 or under applicable law, based on whether one or more notice(s) of nomination were timely filed in accordance with Article 25, this Article 39 and applicable law; provided, however, that the determination that an election is a Contested Election shall not be determinative as to the validity of any such notice of nomination; and provided, further, that, if, prior to the time the Company mails its initial proxy statement in connection with such election of Directors, one or more notices of nomination of an Alternate Nominee are withdrawn such that the number of candidates for election as Director no longer exceeds the number of Directors to be elected, the election shall not be considered a Contested Election. At any General Meeting at which Directors are to be elected, each shareholder shall be entitled to cast a number of votes with respect to nominees for election to the Board of Directors up to the total number of Directors to be elected at such meeting. Shareholders shall not be entitled to cumulative voting in the election of Directors.
(g) Notwithstanding anything to the contrary herein, this Article 39 and Article 42(e) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of at least sixty-five percent (65%) of the total voting power of the Company’s shareholders.
(h) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors, if so elected, shall be only in accordance with the applicable provisions set forth in the Companies Law.

40.	Commencement of Directorship.
Without derogating from Article 39, the term of office of a Director shall commence as of the date of his or her appointment or election, or on a later date if so specified in his or her appointment or election.
41.	Continuing Directors in the Event of Vacancies.
The Board of Directors (and, if so determined by the Board of Directors, the General Meeting) may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if the number of Directors serving is less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of a Director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof, or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof the Board of Directors shall determine at the time of appointment the class pursuant to Article 39 to which the additional Director shall be assigned. Notwithstanding anything to the contrary herein, this Article 41 may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of at least sixty-five percent (65%) of the total voting power of the Company’s shareholders.
42.	Vacation of Office.
The office of a Director shall be vacated and he shall be dismissed or removed:
(a) ipso facto, upon his or her death;
(b) if he or she is prevented by applicable law from serving as a Director;
(c) if the Board of Directors determines that due to his or her mental or physical state he or she is unable to serve as a director;
(d) if his or her directorship expires pursuant to these Articles and/or applicable law;
(e) by a resolution adopted at a General Meeting by a majority of at least sixty-five percent (65%) of the total voting power of the Company’s shareholders (with such removal becoming effective on the date fixed in such resolution);
(f) by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or
(g) with respect to an External Director, if so elected, and notwithstanding anything to the contrary herein, only pursuant to applicable law.
43.	Conflict of Interests; Approval of Related Party Transactions.
(a)  Subject to the provisions of applicable law and these Articles, no Director shall be disqualified by virtue of his or her office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his or her interest, as well as any material fact or document, must be disclosed by him or her at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his or her interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his or her interest.
(b) Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board of Directors or a Committee of the Board of Directors. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.
Proceedings of the Board of Directors
44.	Meetings.
(a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors thinks fit.
(b) A meeting of the Board of Directors shall be convened by the Secretary upon instruction of the Chairperson or upon a request of at least two Directors which is submitted to the Chairperson or in any event that such meeting is required by the provisions of the Companies Law. In the event that the Chairperson does not instruct the Secretary to convene a meeting upon a request of at least two (2) Directors within seven (7) days of such request, then such two Directors may convene a meeting of the Board of Directors. Any meeting of the Board of Directors shall be convened upon not less than two (2) days' notice, unless such notice is waived in writing by all of the Directors as to a particular meeting or by their attendance at such meeting or unless the matters to be discussed at such meeting are of such urgency and importance that notice is reasonably determined by the Chairperson as ought to be waived or shortened under the circumstances.
(c) Notice of any such meeting shall be given orally, by telephone, in writing or by mail, facsimile, email or such other means of delivery of notices as the Company may apply, from time to time.
(d) Notwithstanding anything to the contrary herein, failure to deliver notice to a Director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.
45.	Quorum.
Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication on the condition that all participating Directors can hear each other simultaneously) when the meeting proceeds to business. If within thirty (30) minutes from the time appointed for a meeting of the Board of Directors a quorum is not present, the meeting shall stand adjourned at the same place and time forty-eight (48) hours thereafter unless the Chairperson has determined that there is such urgency and importance that a shorter period is required under the circumstances. If an adjourned meeting is convened in accordance with the foregoing and a quorum is not present within thirty (30) minutes of the announced time, the requisite quorum at such adjourned meeting shall be, any two (2) Directors, if the number of then serving directors is up to five (5), and any three (3) Directors, if the number of then serving directors is more than five (5), in each case who are lawfully entitled to participate in the meeting and who are present at such adjourned meeting. At an adjourned meeting of the Board of Directors the only matters to be considered shall be those matters which might have been lawfully considered at the meeting of the Board of Directors originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the meeting of the Board of Directors originally called.
46.	Chairperson of the Board of Directors.
The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his or her place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.
47.	Validity of Acts Despite Defects.
All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.
Chief Executive Officer
48.	Chief Executive Officer.
The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company who shall have the powers and authorities set forth in the Companies Law, and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his, her or their place or places.
Minutes
49.	Minutes.
Any minutes of the General Meeting or the Board of Directors or any Committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board of Directors or a Committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board of Directors or meeting of a Committee, as the case may be, shall constitute prima facie evidence of the matters recorded therein.
Dividends
50.	Declaration of Dividends.
The Board of Directors may from time to time declare, and cause the Company to pay dividends as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.
51.	Amount Payable by Way of Dividends.
Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the Shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto on a pari passu basis in proportion to their respective holdings of the issued and outstanding Shares in respect of which such dividends are being paid.
52.	Interest.
No dividend shall carry interest as against the Company.
53.	Payment in Specie.
If so declared by the Board of Directors, a dividend declared in accordance with Article 50 may be paid, in whole or in part, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or other securities of the Company or of any other companies, or in any combination thereof, in each case, the fair value of which shall be determined by the Board of Directors in good faith.

54.	Implementation of Powers.
The Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of dividends, bonus shares or otherwise, and in particular, to issue certificates for fractions of shares and sell such fractions of shares in order to pay their consideration to those entitled thereto, or to set the value for the distribution of certain assets and to determine that cash payments shall be paid to the Shareholders on the basis of such value, or that fractions whose value is less than NIS 0.01 shall not be taken into account. The Board of Directors may instruct to pay cash or convey these certain assets to a trustee in favor of those people who are entitled to a dividend, as the Board of Directors shall deem appropriate.
55.	Deductions from Dividends.
The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by him or her to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.
56.	Retention of Dividends.
(a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.
(b) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.
57.	Unclaimed Dividends.
All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of one (1) year (or such other period determined by the Board of Directors) from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.
58.	Mechanics of Payment.
Any dividend or other moneys payable in cash in respect of a share, less the tax required to be withheld pursuant to applicable law, may, as determined by the Board of Directors in its sole discretion, be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such Persons or his or her bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board of Directors deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the Person entitled to the money represented thereby.
Accounts
59.	Books of Account.
The Company's books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as explicitly conferred by law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.
60.	Auditors.
The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to a Committee thereof or to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s). The General Meeting may, if so recommended by the Board of Directors, appoint the auditors for a period that may extend until the third Annual General Meeting after the Annual General Meeting in which the auditors were appointed.
61.	Fiscal Year.
The fiscal year of the Company shall be the 12 months period ending on December 31 of each calendar year.
Supplementary Registers
62.	Supplementary Registers.
Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.
Exemption, Indemnity and Insurance
63.	Insurance.
Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:
(a) a breach of duty of care to the Company or to any other person;
(b) a breach of his or her duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;
(c) a financial liability imposed on such Office Holder in favor of any other person; and
(d) any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the Economic Competition Law).
64.	Indemnity.
(a) Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company to the maximum extent permitted under applicable law, including with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:
(i)a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court;

(ii) reasonable litigation expenses, including legal fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent;
(iii) reasonable litigation costs, including legal fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and
(iv) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the RTP Law).
(b) Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:
(i) Sub-Article 64(a)(ii) to 64(a)(iv); and
(ii) Sub-Article 64(a)(i), provided that:
(1) the undertaking to indemnify is limited to such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and
(2) the undertaking to indemnify shall set forth such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.
65.	Exemption.
Subject to the provisions of the Companies Law, the Company may, to the maximum extent permitted by law, exempt and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care.
66.	General.
(a) Any amendment to the Companies Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or exempt pursuant to Articles 63 to 65 and any amendments to Articles 63 to 65 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or exempt an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.
(b) The provisions of Articles 63 to 65 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the Economic Competition Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

 ~~Lock-Up~~
~~67.~~	~~Lock-Up~~.
 ~~Notwithstanding anything to the contrary herein, and subject only to the exceptions set forth in Article , other than with the written consent of the Company, each Shareholder as ofimmediately prior to the time these Articles have become effective (but after giving effect to thestock split as contemplated pursuant to the Agreement and Plan of Merger, dated as of January 25, 2021, by and among the Company, Toronto Sub Ltd. and ION Acquisition Corp. 1 Ltd.) (such time, the “Lock-Up Effective Time,” and each such Shareholder, a “Locked-Up Shareholder”) shall not be entitled to Transfer any Shares held by such Locked-Up Shareholder (“Locked-Up Shares”) or any instruments exercisable or exchangeable for, or convertible into, such Locked-Up Shares, in each case until a date that is one hundred and eighty (180) days following the Lock-Up Effective Time (the “Lock-Up Period”). “Transfer” shall mean, directly or indirectly, the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act of 1934, as amended, with respect to the Locked-Up Shares, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, the Locked-Up Shares, whether any such transaction is to be settled by delivery of such Locked-Up Shares, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clause (x) or(y).~~
~~68.~~	~~Permitted Transfers.~~
 ~~Each Locked-Up Shareholder and its Permitted Transferees may Transfer the Locked-up Sharesduring the Lock-up Period (a) to (i) such Locked-Up Shareholder’s officers or directors, (ii) any affiliates or family members of such Locked-Up Shareholder’s officers or directors, (iii) any members or partners, shareholder or other equity holder of such Locked-Up Shareholder or their affiliates, or (iv) any affiliates of such Locked-Up Shareholder or any employees of any such affiliates; (b) in the case of an individual, (I) by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, (II) to a charitable organization, (III) by virtue of laws of descent and distribution upon death of the individual and (IV) pursuant to a qualified domestic relations order; (c) by virtue of such Locked-Up Shareholder’s certificate of incorporation or bylaws (or equivalent), as amended, upon dissolution of such Locked-Up Shareholder; (d) to any other Locked-Up Shareholder; (e) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Shareholders having the right to exchange their Shares for cash, securities or other property subsequent to the Lock-Up Effective Time; (f) in one or more transactions, up to fifteen percent (15%) in the aggregate of the Locked-Up Shares held by or for the benefit of such Locked-Up Shareholder as of February 28, 2021, calculated assuming the exercise of all outstanding options and vesting of all outstanding RSUs, less any Locked-Up Shares Transferred by such Locked-Up Shareholder pursuant to the Subscription Agreements described in clause (g) that immediately follows, provided, however, that such Locked-Up Shareholder is at the time of the Transfer an employee or a service provider of the Company or its subsidiaries; (g) pursuant to the Subscription Agreements, dated as of January 25, 2021, by and among the Company (solely a party for purposes of certain sections listed therein), the sellers named therein and the purchasers named therein; or (h) to such Locked-Up Shareholder’s Permitted Transferees. “Permitted Transferees” shall mean with respect to any Locked-Up Shareholder any other entity which controls, is controlled by, or is under common control with, such Locked-Up Shareholder, and as to any Locked-Up Shareholder which is a partnership, its partners and affiliated partnerships managed by the same management company or managing general partner or by an entity which controls, is controlled by, or is under common control with, such management company or managing general partner.~~
67.	Intentionally Omitted.
68.	Intentionally Omitted.

Winding Up
69.	Winding Up.
If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders (for the avoidance of doubt, holders of Ordinary Shares and Non-Voting Ordinary Shares) shall be distributed to them in the same manner and in proportion to the number of issued and outstanding shares held by each such Shareholder.
Notices
70.	Notices.
(a) Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his or her address as described in the Register of Shareholders or such other address as the Shareholder may have designated in writing for the receipt of notices and other documents.
(b) Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.
(c) Any such notice or other document shall be deemed to have been served:
(i) in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted, or
(ii) in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;
(iii) in the case of personal delivery, when actually tendered in person, to such addressee;
(iv) in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.
(d) If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 70.
(e) All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.
(f) Any Shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.
(g) Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either or several of the following manners (as applicable) shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:
(i) if the Company’s shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting pursuant to a report or a schedule filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended; and/or

(ii) on the Company’s internet site.
(h) The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.
Amendment
71.	Amendment.
Any amendment of these Articles shall require the approval of the General Meeting of shareholders in accordance with these Articles, and for purposes of Article 7(b)~~.~~, of the holders of Non-Voting Ordinary Shares, as a class.
Forum for Adjudication of Disputes
72.	Forum for Adjudication of Disputes.
(a)  Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the U.S. Securities Act of 1933, as amended including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article 72 shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.
(b)  Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.
(c)  Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 72.
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